UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of November 2026
Commission File
Number: 001-38283

InflaRx N.V.
(Exact name of Registrant as Specified in Its Charter)

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 6, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Announces Publication of Phase 1 Data Demonstrating Favorable Safety and Pharmacokinetic/Pharmacodynamic Profile of Izicopan.”

The Company today announced the peer-reviewed publication of first-in-human Phase 1 clinical data for izicopan, formerly known as INF904, the Company’s orally administered, next-generation small molecule inhibitor of the C5a receptor (C5aR1). The publication reports results from the Company’s single ascending dose (SAD) and multiple ascending dose (MAD) study in 86 healthy participants where Izicopan was well tolerated at single doses ranging from 3 mg to 240 mg and at multiple doses of 30 mg once daily, 30 mg twice daily and 90 mg twice daily for 14 days. The positive results of these studies were previously announced in 2023 and 2024.

A copy of the press release is attached as Exhibit 99.1. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: November 6, 2026	By:	/s/ Niels Riedemann
Name: Niels Riedemann

Title: Chief Executive Officer